UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution Relating to Woori Financial Group’s Dividend Payments

On July 25, 2025, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 200 per common share. The record date is August 10, 2025.

Key Details

1. Category of dividends		Quarterly dividend
2. Types of dividends		Cash dividend
- Details of dividends in kind		—
3. Dividends per share (KRW)	Common stock	200
	Different classes of stocks	—
- Differential dividends		—
4. Market price-dividend ratio (%)	Common stock	0.8
	Different classes of stocks	—
5. Total amount of dividends (KRW)		146,804,475,000
6. Dividend record date		8/10/2025
7. Scheduled dividend payout date		8/29/2025
8. Hosting shareholders’ meeting (Y/N)		No
9. Scheduled date of shareholders’ meeting		—
10. Date of board resolution (decision date)		7/25/2025
- Attendance of outside directors	Present (No.)	7
	Absent (No.)	0

- Attendance of auditors (members of Audit Committee who are not outside directors)		—
11. Other matters to be factored into investment decisions

- The “4. Market price-dividend ratio (%)” above is based on the dividend per share as a percentage of the arithmetic average price of the final market price per share of Woori Financial Group’s shares during the period between the date that is one business day prior to the “10. Date of board resolution (decision date)” above and the date one week prior to such date.

- The “5. Total amount of dividends (KRW)” above was calculated based on our outstanding common shares of 734,022,375 shares.

- The “6. Dividend record date” and “7. Scheduled dividend payout date” above were determined by the board of directors on March 26, 2025, in order to enhance the predictability of dividends for investors. On the same day, the board of directors also pre-determined the record dates and scheduled payout dates for the quarterly dividends for the first and third quarters of 2025, as disclosed in the Form 6-K furnished on March 26, 2025 titled “Notice of Record Date for the Shareholders Entitled to the Distribution of Quarterly Dividends in 2025.”

- The scheduled dividend payout date is subject to change based on discussions with the relevant institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 25, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President